Issuer Free Writing Prospectus dated April 19, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 9, 2012 and

Registration Statement No. 333-177966

MIDSTATES PETROLEUM COMPANY, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated April 9, 2012 (the “Preliminary Prospectus”), of Midstates Petroleum Company, Inc. (the “Company”) relating to its initial public offering of common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to page numbers and captions correspond to the Preliminary Prospectus unless otherwise specified.

The following restates the “Use of Proceeds” section in the Preliminary Prospectus.

USE OF PROCEEDS:

We expect to receive approximately $215.6 million of net proceeds from the sale of the common stock offered by us, based upon the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to redeem preferred units that were previously issued by Midstates Petroleum Holdings LLC to an affiliate of First Reserve and to repay a substantial portion of our outstanding indebtedness under our revolving credit facility.

We intend to use the following amounts for the above uses:

Use of Proceeds	Amount
Redeem preferred units, including interest and other charges, which were previously issued by Midstates Petroleum Holdings LLC to an affiliate of First Reserve	$67.1
Repayment of a portion of revolving credit facility	148.5

Total	$215.6

Our revolving credit facility matures in December 2014 and bears interest at a variable rate, which was approximately 3.2% per annum as of December 31, 2011. Our outstanding borrowings under our revolving credit facility were incurred to fund exploration, development and other capital expenditures. While we do not currently have any plans to immediately borrow additional amounts under the revolving credit facility, we may at any time reborrow amounts repaid under the revolving credit facility and expect to do so to fund a portion of our exploration and development program.

The preferred units issued by Midstates Petroleum Holdings LLC to an affiliate of First Reserve bear interest, payable upon redemption, at a variable rate, which was approximately 9.5% per annum as of April 18, 2012. In addition, a fixed interest charge of 1.5% of the aggregate amount of capital contributions made with respect to the preferred units is payable upon redemption. Proceeds from the issuance of the preferred units were used to fund exploration, development and other capital expenditures. In connection with the completion of our corporate reorganization, Midstates Petroleum Holdings LLC will no longer exist as a separate entity and therefore no additional preferred units will be available for issuance. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Preferred Units” beginning on page 60 of the Preliminary Prospectus.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholders.

Affiliates of certain of the underwriters are lenders under our revolving credit facility and, as a result, may receive more than 5% of the net proceeds from this offering. Please read “Underwriting — Conflicts of Interest” beginning on page 145 of the Preliminary Prospectus.

The following restates the “Capitalization” section in the Preliminary Prospectus in order to reflect the application of the net proceeds as described in “Use of Proceeds.”

CAPITALIZATION:

The following table sets forth the cash and cash equivalents and capitalization of Midstates Petroleum Holdings LLC and Midstates Petroleum Company, Inc., as applicable, as of December 31, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to the transactions described under “Corporate Reorganization” that will occur simultaneously with the closing of this offering; and

•	on an as further adjusted basis to give effect to the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the following table in conjunction with “Use of Proceeds” described above and “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto appearing in the Preliminary Prospectus.

	As of December 31, 2011
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents (1)	$7,344	$7,344	$7,344

Long-term debt, including current maturities:
Revolving credit facility (2)	234,800	234,800	19,240

Total long-term debt (3)	234,800	234,800	19,240

Members’ equity / stockholders’ equity:
Members’ equity	285,502	—	—
Common stock, $0.01 par value; no shares authorized, issued and outstanding (actual); 300,000,000 shares authorized (as adjusted and as further adjusted); 47,634,353 shares issued and outstanding (as adjusted); 65,634,353 issued and outstanding (as further adjusted) (4)	—	476	656
Preferred stock, $0.01 par value; no shares authorized (actual); 50,000,000 shares authorized (as adjusted and as further adjusted); no shares issued and outstanding	—	—	—
Additional paid-in capital	—	285,026	500,406
Retained earnings (accumulated loss)	—	—	—

Total members’ / stockholders’ equity	285,502	285,502	501,062

Total capitalization	$520,302	$520,302	$520,302

(1)	As of April 18, 2012, we had approximately $6.4 million of cash and cash equivalents.
(2)	As of April 18, 2012, we had $234.8 million of indebtedness outstanding under our revolving credit facility. After the application of a portion of the net proceeds from this offering we expect to have $86.3 million outstanding under our revolving credit facility.

(3)	As of April 18, 2012, Midstates Petroleum Holdings LLC had $65.0 million of preferred units outstanding. We intend to redeem all preferred units outstanding with a portion of the net proceeds from this offering.
(4)	Prior to the completion of our corporate reorganization (which will occur immediately prior to or contemporaneously with the completion of this offering), the ownership interests in us are represented by limited liability company interests in Midstates Petroleum Holdings, LLC and shares of Midstates Petroleum Holdings, Inc. common stock. In connection with our corporate reorganization, each limited liability company unit in Midstates Petroleum Holdings, LLC will be converted into 185 shares of Midstates Petroleum Company, Inc. common stock and each share of Midstates Petroleum Holdings, Inc. common stock will be converted into 18,762 shares of Midstates Petroleum Company, Inc. common stock.

The following supplements the discussion on page 56 of the Preliminary Prospectus under the caption “Liquidity and Capital Resources.”

After the completion of the offering and after giving effect to the application of the net proceeds as described in “Use of Proceeds,” we expect to have approximately $6.4 million of cash and cash equivalents and availability of $123.5 million under our revolving credit facility.

We believe the net proceeds from this offering together with cash flows from operations and additional borrowings under our revolving credit facility should be sufficient to fund our 2012 capital expenditure budget.

DILUTION:

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of December 31, 2011, after giving pro forma effect to the transactions described under “Corporate Reorganization,” was approximately $285.5 million, or $5.99 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated discounts and expenses of this offering), our adjusted pro forma net tangible book value as of December 31, 2011 would have been approximately $501.1 million, or $7.63 per share. This represents an immediate increase in the net tangible book value of $1.64 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $5.37 per share.

ADDITIONAL INFORMATION:

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002,

•	comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies,

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer,

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise,

•	provide certain disclosure regarding executive compensation required of larger public companies, or

•	hold shareholder advisory votes on executive compensation.

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Goldman, Sachs & Co. Attention: Prospectus Department, 200 West Street, New York, NY 10282 telephone: 1-866-471-2526 facsimile: 212-902-9316, email: prospectus-@ny.email.gs.com; Morgan Stanley & Co. LLC Attention: Prospectus Department 180 Varick Street, 2nd Floor, New York, New York 10014 telephone: 866-718-1649 email: prospectus@morganstanley.com; Wells Fargo Securities, LLC Attention: Equity Syndicate Dept 375 Park Avenue New York, NY 10152 telephone: (800) 326-5897 email: cmclientsupport@wellsfargo.com. You may obtain a copy of the most recent amendment to the registration statement, which included the Preliminary Prospectus, at http://www.sec.gov/Archives/edgar/data/1533924/000119312512154267/d248475ds1a.htm.

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